News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Alpha Gold provides corporate update

COQUITLAM, BC, Jan. 22 /CNW/ - Alpha Gold Corp. (TSX-V: ALQ) today reported that Richard Whatley has been named Interim CEO, following the passing of George A. Whatley, on December 16th. Richard Whatley, M.Sc., has served as a director of Alpha Gold since 1989. A graduate of the University of British Columbia, Richard earned degrees in both chemical engineering and biomedical engineering. He has worked as a professional consulting engineer and is experienced in the environmental aspects of mining. Interim CFO is Natalie Whatley, who has managed the accounting for the Company for many years now.

The Company's near term objectives are to finalize the third quarter interim reports, pursue the completion of the NI 43-101 technical report on the Canyon Creek Skarn, and prepare for exploration after the spring thaw at Lustdust.

Alpha Gold's corporate office will be maintained at 410 Donald Street, Coquitlam, British Columbia, V3K 3Z8.

Mr Whatley commented "With almost $3.5 million in working capital, Alpha Gold is well positioned to carry out additional exploration work in 2009. We look forward to announcing the current year's program once the Board has had a chance to receive and review the technical report and recommendations from our geological advisor. The Board is also reviewing options to add strength to Alpha's management and technical teams in due course."

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company whose 100%-owned Lustdust Property is advantageously situated with nearby road and rail access in central British Columbia. Lustdust consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten(10) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); Porphyry Molybdenum(3) zone; the Number 3(4), 4B(5), East(6) and GD(7) zones of base and precious metal rich sulphide manto; the Bralorne Takla Mercury Mine(8); the exploratory tunnels of the Takla Silver Mine(9) (BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; and Carlin-style mineralization in the Valley(10) zone. Alpha Gold Corporation has approximately 36.9 million shares issued and outstanding, 38.6 million fully diluted. Shares are listed on the TSX Venture Exchange under the symbol "ALQ".

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%SEDAR: 00005818E

/For further information: Richard Whatley, Interim CEO and Director,

Alpha Gold Corp., T: (604) 939-7943, E: alpha-gold(at)shaw.ca,
www.alphagold.bc.ca; Cathy Hume, CEO, CHF Investor Relations, T: (416)
868-1079 x231, E: cathy(at)chfir.com/

(ALQ.)

CO: Alpha Gold Corp.

CNW 14:03e 22-JAN-09